[SASMF Letterhead]
November 19, 2010
VIA EDGAR
Tom Kluck
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	U.S. Realty Partners Limited Partnership
National Property Investors III
Shelter Properties II
Schedules 13E-3, as amended
Filed on October 12, 2010 and October 28, 2010
File Nos. 005-55083, 005-47881, 005-44517

Apartment Investment and Management Company
AIMCO Properties, L.P.
Registration Statements on Form S-4, as amended
Filed on October 12, 2010 and October 28, 2010
Files Nos. 333-169870, 333-169872, 333-169873
Dear Mr. Kluck:
          On behalf of Apartment Investment and Management Company, a Maryland corporation (the “Company” or “Aimco”), we are submitting this letter in response to your letter to John Bezzant, dated November 5, 2010, regarding: (i) Schedules 13E-3, as amended, file Nos. 005-55083, 005-47881 and 005-44517, filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2010 and October 28, 2010 (collectively, the “Schedule 13E-3”); and (iv) the Company’s Registration Statements, as amended, on Form S-4, file Nos. 333-169870, 333-169872 and 333-169873, filed with the Commission on October 25, 2010 and October 28, 2010 (collectively, the “Form S-4”).
          For your convenience, your comments are set forth below, followed by the Company’s responses.

1.	We note that Items 7, 8 and 9 of each of the above Schedules 13E-3 incorporate by reference sections of the respective information statement/prospectus that are not located in the Special Factors section. Please revise each registration statement so that all disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3 is included in the Special Factors section of the respective prospectus. See Exchange Act Rule 13e-3(e)(1)(ii).
          Response: We have revised the Schedules 13E-3 as requested.
2.	We have reviewed your response to comment 1 in our letter dated October 5, 2010. Please note that in order to calculate whether condition I.B.1. of the Instructions to Form S-3 has been met, your equity must be traded on a public market, such as an exchange. Refer to Securities Act Forms C&DI Question 116.08 available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. While we note that Apartment Investment and Management Company shares are traded on the New York Stock Exchange, it does not appear that the shares of AIMCO Properties, L.P. are listed on a public market. Please provide an analysis of another way AIMCO Properties, L.P. meets the eligibility requirements of Form S-3. In the alternative, please revise your Form S-4 to remove the information required under Items 10 and 11 for AIMCO Properties, L.P. that was incorporated by reference and provide the required disclosure on Form S-4 for AIMCO.
          Response: We have revised the Form S-4 to remove the information required under Items 10 and 11 for Aimco Properties, L.P. that was incorporated by reference and have provided the required disclosure.
3.	The summaries of the revolving credit facility do not include a discussion of the collateral. Please revise or advise. Please see Item 1007(d)(1) of Regulation M-A.
          Response: We have revised the disclosure as requested.
               In connection with our response to your letter, the Reporting Persons acknowledge the following:
•	the Reporting Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Reporting Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you have any questions regarding the foregoing, please contact Jonathan Friedman at (213) 687-5396 or the undersigned at (213) 687-5618.

Respectfully yours,
/s/ Michael Moulton
Michael Moulton

cc:	John Bezzant Derek McCandless